UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 23, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Five Prime Therapeutics, Inc.

File No. 333-190194 - CF#29920

_____

Five Prime Therapeutics, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on July 26, 2013.

Based on representations by Five Prime Therapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.17	through August 16, 2016
Exhibit 10.18	through August 16, 2016
Exhibit 10.19	through August 16, 2016
Exhibit 10.20	through August 16, 2016
Exhibit 10.21	through August 16, 2016
Exhibit 10.22	through August 16, 2016
Exhibit 10.23	through August 16, 2016
Exhibit 10.24	through August 16, 2016
Exhibit 10.25	through August 16, 2016
Exhibit 10.30	through August 16, 2016
Exhibit 10.32	through February 1, 2016
Exhibit 10.33	through February 1, 2016
Exhibit 10.34	through December 31, 2013
Exhibit 10.35	through December 31, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary